Form C

Cover Page

Name of issuer:

Koios Medical, Inc.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 4/6/2011

Physical address of issuer:

242 West 38th Street
14th Floor
New York, NY 10018

Website of issuer:

https://koiosmedical.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

Target number of securities to be offered:

11,765

Price:

$4.6998

Method for determining price:

Dividing pre-money valuation $90,000,000.00 (or $81,386,531.00 for investors in the first $449,998.50) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,001.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$2,620,013.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$753,413.00	$369,719.00
Cash & Cash Equivalents:	$168,058.00	$46,425.00

Accounts Receivable:	$355,825.00	$133,052.00
Current Liabilities:	$1,766,418.00	$1,968,362.00
Non-Current Liabilities:	$988,702.00	$0.00
Revenues/Sales:	$1,620,593.00	$637,331.00
Cost of Goods Sold:	$293,128.00	$267,049.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,687,228.00)	($4,761,652.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$753,413.00	$369,719.00
Cash & Cash Equivalents:	$168,058.00	$46,425.00
Accounts Receivable:	$355,825.00	$133,052.00
Current Liabilities:	$1,766,418.00	$1,968,362.00
Non-Current Liabilities:	$988,702.00	$0.00
Revenues/Sales:	$1,620,593.00	$637,331.00
Cost of Goods Sold:	$293,128.00	$267,049.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,687,228.00)	($4,761,652.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
R. Chad McClennan	President and CEO	Koios Medical, Inc.	2017
John Walker	Consultant	KMed Investments LC	2025
Christine Li Shuling	VP, Investor (Mitsui & Co., Ltd.)	MBK Healthcare Management	2023
Gregory Moran	Chief Technology Officer	Pyx Health	2017
Mark Glasgold	Physician	Glasgold Group	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
R. Chad McClennan	CEO and President	2017
William Hulbert	Vice President	2012
Ajit Jairaj	Vice President	2012
J. Omar Partida	Chief Development Officer and Vice President	2023
Graham Anderson	COO/CFO/Secretary/Treasurer	2017
Jonathan Robinson	Vice President	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
KMed Investments LC	3,851,166 Series A and Series B Participating Preferred	24.0

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Grant Funding: The Company does not currently receive any significant grant funding and utilizes funds from investors and customers to pay its expenses.

> Restrictions on Transferability -- Lack of Liquidity: Any shares of Preferred Stock offered hereby represent highly illiquid investments and should only be acquired by investors able to commit their funds for an indefinite period of time. There is no trading market for shares of Preferred Stock (or for the shares of Common Stock into which the Preferred Stock is convertible) and there is no expectation that such market will develop in the future. The shares of Preferred Stock are not registered under federal or state securities laws and may not be resold unless they are subsequently registered or an exemption from such registration is available. Transfers of shares of Preferred Stock are subject to a right of first refusal under the Governing Documents and the satisfaction of certain other conditions. Consequently, the purchase of shares of Preferred Stock should be considered only as a long-term and illiquid investment.

> No Right to Manage: The Investor will have no right to manage or control the activities of the Company, except to the limited extent provided in the Governing Documents. Therefore, the shareholders will be totally reliant on Management and the Board to manage the business of the Company.

> Securities Related Issues: Subscriptions for shares of Preferred Stock are being offered to subscribers pursuant to an exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended, the regulations promulgated thereunder, and applicable state securities law. If the Offering were deemed not to have complied with the requirements of this exemption, investors might have the right to rescind their purchase and the Company may be subject to civil penalties. In the event of rescission, the Company might face severe financial demands which could adversely affect the Company, its financial condition, and our ability to continue as a going concern.

> Dependence on Management: The Company is strongly dependent on the business and technical expertise of its management team. There is little possibility that this dependence will decrease in the near term. The contributions of the existing management team to the Company's immediate and near-term business are likely to be of central importance. If the Company were to lose the support of any member of its management team, or certain key employees, it could negatively affect the Company and its operations.

> Indemnification: Certain exculpation and indemnification provisions contained in the Company's Governing documents and other agreements may limit the right of action otherwise available to the Investors and other shareholders and other parties against the management, the Board and other employees, agents, officers or affiliates of any of them.

> Forward-looking Statements: Certain information included in this Offering Statement may constitute forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. These statements relate to future events, including the Company's future performance, business prospects, or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "target", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "intend", "could", "might", "should", "believe", and similar expressions. The Company has based these forward-looking statements on its current expectations and projections about future events and financial, business and industry trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. Investors should use their best skeptical judgment when evaluating all disclosures, but particularly forward-looking statements.

Reimbursement Uncertainty: The Company has received Breakthrough Designation from FDA and is working with Market Access and Reimbursement consultants to develop a comprehensive reimbursement strategy for both the near term and the long term. The Company has been in the process of establishing its coverage pathway for Medicare Coverage of Innovative Technology ("MCIT") which may provide for 4 years of national Medicare coverage. The Centers for Medicare & Medicaid Services (CMS) repealed its MCIT final rule published in January 2021 and in June 2023 CMS proposed a new rule (Transitional Coverage for Emerging Technologies (TCET)) regarding the evidence necessary to establish payment to cover a device under Medicare. Coverage under the MCIT/TCET pathway thus remains uncertain. It is also not clear what steps will need to be taken with CMS for MCIT/TCET implementation purposes and the amount of coverage that would be offered under any newly proposed rule. Even if MCIT/TCET coverage is available for 4 years, the Company will need to establish real world evidence for payers to secure long term reimbursement coverage. Although the Company has CPT Category III temporary codes that it may use for tracking emerging technologies, services, and procedures, such codes are intended to facilitate data collection on, and assessment of, these new technologies, services, and procedures and are not reviewed by the Relative Value Update Committee ("RUC") of CMS and therefore do not have payment values associated with them although private insurers may provide payment for such codes. Therefore, to receive widespread payment coverage, companies must collect data via Category III codes and request conversion to Category I status. The conversion process is time consuming, inconvenient, and it is not clear that conversion to Category I status will ultimately be accepted.   It is also not clear whether payers may restrict access to the Company's products to certain segments of patient populations or how much or what types of real world evidence will be required to obtain payment coverage. The Company may face substantial evidence hurdles to demonstrate improvements in net health outcomes.

Potential Litigation or Arbitration: While the Company is not currently a party to any legal proceedings, it may become a party to certain legal proceedings in the future arising in the ordinary course of their business. Any resulting liability, individually or in the aggregate, could have a material adverse effect on the Company's financial condition, results of operations or liquidity. Although the Company does not believe it has any material outstanding obligation, the Company has not executed a final, non-exclusive, limited licensing agreement with the American College of Radiology for incorporating BI-RADS® ATLAS and TI-RADS™ ATLAS into the Company's software. The Company may have to alter its current products in the future if it does not execute a limited licensing agreement.

NIH Grant Obligation: Prior development efforts under the NIH grant included irrevocable non-transferrable rights to license the Company's software.   Correspondence from the grant award recipient has indicated that the software is no longer required to fulfill the obligations of the grant, but no additional funding is expected.

Early Market Adoption: While the Company has existed for several years, it is still very much an early stage venture. In 2018, the Company launched a commercially viable product and has thus far not generated revenues to offset expenses and position the Company for long-term success, and in fact, it may never operate successfully or profitably. In addition, the acceptance and use of the Company's products have been delayed due to the impact of Covid-19, the practices of AI committees at healthcare institutions, the level of reimbursement received from various insurers, and, in fact, widespread acceptance and use may never occur.

Conflict of Interests: The Company is subject to actual and potential conflicts of interest arising out of the activities of the management and their affiliates, the structure and terms of the Offering and the operation and management of the Company. Two of the members of the Board of Directors of the Company are appointed by each of the two largest investors in the Company, and these investors also have certain consent rights regarding the Company's activities. The CEO of the Company has the right to appoint three members to the board of directors.

Competition: The markets for Company products are subject to increasing competition. Competitors may have advantages over the Company in areas such as research and development, financial strength and human resources. Companies such as DeepHealth, Inc. may have access to greater resources as that company scales its offerings in the future. The Company is an early mover in AI in ultrasound but there is no guaranty that the Company can sustain its early lead. Academic medical institutions may license high quality AI algorithms to more well-funded competitors. New market entrants such as Exo Imaging have solutions that may gain market acceptance over time. And ultrasound hardware companies such as Samsung or others may adopt a strategy of vertical integration without the Company's involvement.

Founders' Separation from the Company: The founders of the Company left the Company in July 2017, and were replaced by the current management team in July 2017. In November 2018, the Company and the Founders entered into a settlement agreement and the Company repurchased their shares, but note that they have established what management believes is a competing entity, AI Strategies, LLC, renamed Sonavista, Inc. The Company does not know the current status of Sonavista, Inc., however

Strategies, LLC, renamed Senavista, Inc. The Company does not know the current status of Senavista, Inc., however.

Additional Financing Needs: The Company has so far produced relatively limited revenues and therefore, despite FDA clearance and the clearance to operate in other countries and regions such as Europe, Saudi Arabia, the United Arab Emirates, Latin America, Singapore, Turkey and other country prospects, the Company expects to need additional funds in the future to help it reach both its short-term and long-term goals, as well as to remain a going concern. There can be no assurance that the Company will be able to obtain such funding at the time that is needed or that such funds will not be on terms that are better than those the Investor is receiving.

Current Financing Needs: The Company has so far produced relatively limited revenues and anticipates that it will not have sufficient funds to continue operations in the short run if it does not receive funds from the Offering. The Company has also suffered operating losses for tax and financial statement purposes. Investors should evaluate the Company's current financial condition in deciding whether to acquire the offered Securities.

Physician and Healthcare Provider IT Department Adoption: Although the Company has had initial success with customers, the degree to which physicians and healthcare provider IT departments are willing to adopt the Company's software, trust the system's findings, modify behavior, and be willing to compensate the Company for the software platform are at present still unknown, thereby potentially limiting its opportunities to generate revenue.

Impact of COVID-19: The COVID-19 pandemic had a major impact on the economy and the world as a whole and on the healthcare technology market in particular, especially in the diagnostic imaging space and particularly in breast imaging. According to industry estimates, imaging procedural volumes dropped between 40% and 80% as patients stayed away from attending more routine imaging exams for breast (and other) cancer screening. The impact on the Company was most acutely felt during 2020 and 2021, but Covid-19 continues to exert an impact on the Company today. Volumes have continued, and may continue in the future to remain well below historical averages.   The decrease in patient volumes has had a significant, negative impact on customer budgets. Customers may remain reluctant to spend on new technology solutions until imaging procedural volumes become normalized. Customer workplace operations have been disrupted and third party vendors have not had the opportunity to interact effectively with users of technology solutions within their work environments. This lack of interaction has interrupted traditional customer feedback loops and slowed down product development. Moreover, the recent US government shutdown has delayed regulatory clearances and approvals. In sum, the extent to which these external forces will continue to affect the Company's business will depend on future developments that are highly uncertain and cannot be predicted.

AI Talent is in Short Supply: Demand for artificial intelligence (AI) skills – especially developers, engineers and data scientists -- has continued to expand. There is the risk that the Company will not be able to continue to attract and retain seasoned AI talent. Indeed, the Company has lost R&D human resources over the past year that it has not yet replaced. The Company relies on its AI engineering talent to continue to improve its existing products and to build new products for future growth.   The impact on future growth may be significant if the Company cannot continue to attract and retain its AI talent.

Regulatory Uncertainty: The Company must comply with research and regulatory guidelines provided by the Food and Drug Administration (FDA) and other international regulatory bodies and is subject to a certain degree of uncertainty pertaining to the clearance process and research findings required to advance to the next stage of the clearance process. The Company received FDA clearance for its combined breast and thyroid product, Koios DS, on December 16, 2021 and has recently received clearance for Version 3.8 of Koios DS on July 2, 2026. The Company received its most recent MDR Product Decision for Koios DS on July 20, 2026 providing for CE Marking for Version 3.8 of its combined breast and thyroid product in Europe. The Company has not yet received clearance for any product in many other international markets, however, and there is no guaranty that the Company will receive such clearances thereby potentially limiting its opportunities to generate other international revenue.

Cybersecurity: The Company and its customers and business partners maintain limited end user log data electronically. The Company does not store personally identifiable health information but once deployed Company software has access to this data behind customer firewalls. The Company maintains procedures to protect this data when it has remote access to it (e.g. upon installation and upgrading), but ultimately must rely for day to day security upon the cybersecurity practices and procedures of its customers and partners to protect this data. Any compromise of data of our customers, their patients, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, harm our customers and other business partners, damage our reputation, possibly violate applicable laws and regulations (e.g. HIPAA, GDPR, EU AI Act), subject us to potentially significant costs and liabilities,

and result in a loss of business that could be material.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,001**

Use of Proceeds: Use of funds at the low end ($50,001.25) of the raise range means that management will need to raise debt and additional equity in 2026 to continue to fund operations until the Company becomes cash flow positive. Any raise of less than $500,000 makes it essential that management focuses the additional investment on areas that maximize adoption growth and commercial conversion of the existing products in current markets while ensuring prudent financial management. Priority will be given to customer development of existing, high value, high margin pilot accounts and nurturing sales leads that are high value with a high probability of closing to accelerate conversion and catalyze growth without overextending resources. We will also make targeted investments in technology infrastructure and product development to enhance efficiency both in marketing automation and software development and deployment to improve scalability.

A portion of the funds will be allocated towards expanding operational support in deployment to shorten sales cycles and ensure retention. Existing resources will be expected to effectively manage both the existing customer base while supporting growth through improving processes and automation. Overall, the investment strategy aims to achieve significant milestones that demonstrate the company's potential for further profitable growth, setting the stage for a future round of growth financing, as needed, while maintaining fiscal responsibility.

Use of Funds Breakdown:

- Working Capital: 68.5%
- Automation: 15%
- Contingency: 10%
- Wefunder Fee: 6.5%

The Company's ability to continue as a going concern, however, is dependent upon its ability to attain future profitable operations and/or obtain the necessary financing to meet its obligations and repay liabilities as they become due. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that the Company will be successful. If we successfully raise the minimum amount of two million dollars in connection with this Offering, we expect that we will need to conduct additional fundraising as soon as reasonably practicable.

If we raise: **$2,620,013**

Use of Proceeds: Use of funds (~$2.62M) focuses on working capital to support current operations, fosters growth through continuation of current sales, marketing, and distribution strategies while supporting on-going market and customer development. The Company will also invest in targeted talent acquisition for specific roles designed to accelerate revenue growth.
As the Company achieves growth projections that anticipate reaching a cash flow neutral to positive position, additional investment will be made into potential high growth opportunities for product expansion with a portion of the funds earmarked for hiring additional key personnel across sales, deployment and customer success to strengthen the team, support channel partners and accelerate the Company's growth trajectory.
Overall, the Series CF investment serves as a strategic opportunity to improve and extend our market leading position and capitalize on emerging opportunities for select product and geographic expansion.
Use of Funds Breakdown: ● Working Capital: 50.5% ● Product Expansion: 15% ● Talent Acquisition: 19% ● Contingency: 9% ● WeFunder Fee: 6.5%
The Company's ability to continue as a going concern, however, is dependent upon its ability to attain future profitable operations and/or obtain the necessary financing to meet its obligations and repay liabilities as they become due. While the Company is continuing its best efforts to achieve the above plans, there is no assurance that

the Company will be successful. If we successfully raise the maximum amount of five million dollars allowable in connections a Regulation CF offering, we expect that we will not need to conduct additional fundraising.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

> NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
>
> The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.
>
> If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
>
> If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

> An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.
>
> If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.
>
> If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.
>
> Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
>
> The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.
>
> If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $90,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Koios Medical, Inc. is offering up to 461,725 shares of its Series CF-3 Preferred Stock and 105,882 shares of its Series CF-2 Preferred Stock. The Series CF-3 Preferred Stock is being offered at a price per share of $4.699795.

Investors in the first $449,998.50 of the offering received Series CF-2 Preferred Stock at a price per share of $4.25, and a pre-money valuation of $81,386,531.00.

The campaign maximum is $2,620,013 and the campaign minimum is $50,001.25.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

---

14. Do the securities offered have voting rights?

- [x] Yes
- [ ] No

---

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

---

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Series A Participating Preferred Stock	6,333,209	6,333,209	✓
Series B2 Participating Preferred Stock	1,200,000	1,175,018	✓
Series B1 Participating Preferred Stock	1,200,000	1,169,233	✓
Series CF1 Non-Participating	650,000	526,120	✓
Series CF2 Non-Participating	117,647	117,647	✓
Common Stock	22,000,000	4,465,024	✓
Series B3 Participating Preferred Stock	3,250,000	2,410,942	✓
Series CF3 Non-Participating	1,000,000	464,728	✓

Class of Security	Total Pool	Issued
Warrants	100000	
Options	2,970,226	1,748,630

Describe any other rights:

The Preferred B is participating (1X) and has seniority over the Preferred A. The Preferred A is participating (1X) and has seniority over the Preferred CF and Common Stock. The Preferred CF is non-participating and has seniority over the Common Stock.

---

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This

means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

---

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

---

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

---

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Lender: Bespoke Limited Ventures LLC
Amount: $100,000.00
Outstanding principal plus interest: $133,633.00 as of 8/30/2026
Interest rate: 18.0% per annum

Maturity date: 12/31/2027
Current with payments: Yes
Revolving Promissory Note - Bespoke Limited Ventures LLC

Related party
Name: Bespoke Limited Ventures LLC

Loan
Lender: Bespoke Limited Ventures LLC
Amount: $100,000.00
Outstanding principal plus interest: $132,992.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Current with payments: Yes
Revolving Promissory Note - Bespoke Limited Ventures LLC

Related party
Name: Bespoke Limited Ventures LLC

Loan
Lender: Bespoke Limited Ventures LLC
Amount: $50,000.00
Outstanding principal plus interest: $65,115.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Current with payments: Yes
Revolving Promissory Note - Bespoke Limited Ventures LLC

Related party
Name: Bespoke Limited Ventures LLC

Loan
Lender: Bespoke Limited Ventures LLC
Amount: $50,000.00
Outstanding principal plus interest: $59,592.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Current with payments: Yes

Related party
Name: Bespoke Limited Ventures LLC

Loan
Lender: Bespoke Limited Ventures LLC
Amount: $100,000.00
Outstanding principal plus interest: $113,759.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Current with payments: Yes
3,000 common stock options were granted to both principals of the Lender along with 2,900 common stock options for every $100,000 drawn by the Borrower.

Related party
Name: Bespoke Limited Ventures LLC

Loan
Lender: Mark Glasgold
Amount: $50,000.00
Outstanding principal plus interest: $56,879.00 as of 8/30/2026
Interest rate: 18.0% per annum

Maturity date: 12/31/2027
Current with payments: Yes
2,000 common stock options were granted to the Lender along with 5,800 common stock options for every $100,000 drawn by the Borrower.

Related party
Name: Mark Glasgold
Relationship: Board Member

Loan
Lender: Bespoke Limited Ventures
Amount: $25,000.00
Outstanding principal plus interest: $28,095.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Current with payments: Yes

Related party
Name: Bespoke Limited Ventures

Loan
Lender: Mark Glasgold
Amount: $25,000.00
Outstanding principal plus interest: $28,082.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Current with payments: Yes

Related party
Name: Mark Glasgold
Relationship: Board member

Loan
Lender: Stephen D Seymour Insurance Trust
Amount: $100,000.00
Outstanding principal plus interest: $111,984.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Current with payments: Yes

Related party
Name: Stephen D Seymour Insurance Trust

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
—	Regulation Crowdfunding	Priced Round	$2,203,695	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$40,000	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$1,795,200	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
12/2022	Regulation D, Rule 506(b)	Convertible Note	$350,000	General operations
2/2023	Regulation D, Rule 506(b)	Priced Round	$8,000,000	General operations

11/2024	Regulation Crowdfunding	Priced Round	$1,234,000	General operations
12/2024	Section 4(a)(2)	Priced Round	$475,000	General operations
8/2025	Section 4(a)(2)	Convertible Note	$175,000	General operations
8/2025	Section 4(a)(2)	Convertible Note	$150,000	General operations
8/2025	Section 4(a)(2)	Convertible Note	$100,000	General operations
12/2025	Section 4(a)(2)	Priced Round	$50,000	General operations
12/2025	Section 4(a)(2)	Priced Round	$1,265,000	General operations
12/2025	Regulation D, Rule 506(c)	Priced Round	$44,999	General operations
1/2026	Regulation D, Rule 506(c)	Priced Round	$5,002	General operations
4/2026	Regulation D, Rule 506(c)	Priced Round	$99,997	General operations
5/2026	Regulation D, Rule 506(c)	Priced Round	$99,997	General operations
6/2026	Regulation D, Rule 506(c)	Priced Round	$99,997	General operations
7/2026	Regulation D, Rule 506(c)	Priced Round	$79,999	General operations
8/2026	Regulation D, Rule 506(c)	Priced Round	$249,996	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Customer Group is an entity managed and controlled by Koios Medical CEO, Chad McClennan. The Customer Group is not currently an active consulting operation. The Customer Group continues to use an American Express account. For convenience, Koios Medical has agreed to pay The Customer Group American Express account used by Koios Medical CEO Chad McClennan. The vast majority of any amounts charged to this American Express card are for expenses that are for Koios Medical. A few expenses on this American Express card are the responsibility respectively of The Customer Group or Chad McClennan personally. Koios Medical finance personnel review all expenses on this American Expense card monthly and allocate the expenses to the appropriate party. Both The Customer Group and Chad McClennan have agreed to repay amounts advanced by Koios Medical and paid to America Express on their behalf. Koios Medical does not charge interest on outstanding amounts owed and there is at present no definitive date set for repayment.

For the year ended December 31, 2024, the total amount of general and administrative expenses recognized under these arrangements was $4,100. The cumulative balance owed to the Company under these arrangements was $29,489 as of December 31, 2024.

For the year ended December 31, 2025, the total amount of general and administrative expenses recognized under these arrangements was $3,514. The cumulative balance owed to the Company under these arrangements was $33,004 as of December 31, 2025

Name: William Hulbert
Amount Invested: $50,000.00
Transaction type: Priced Round
Issue date: 12/3/2025
Relationship: Officer

Name: Mark Glasgold
Amount Invested: $50,000.00

Transaction type: Loan
Issue date: 11/24/2025
Outstanding principal plus interest: $56,879.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Outstanding: Yes
Current with payments: Yes
Relationship: Board Member

Name: Mark Glasgold
Amount Invested: $30,000.00
Transaction type: Loan
Issue date: 5/16/2024
Outstanding principal plus interest: $30,000.00 as of 12/2/2025
Interest rate: 12.0% per annum
Maturity date: 12/31/2025
Current with payments: Yes
Relationship: Board of Directors

Name: Glasgold Risk Management
Amount Invested: $100,000.00
Transaction type: Convertible Note
Issue date: 6/21/2018
Outstanding principal plus interest: $100,000.00 as of —
Interest rate: 2.0% per annum
Discount: 30.0%
Converted: Yes
Valuation cap: $15,000,000.00
Relationship: Controlled by Chair, Mark Glasgold

Name: Millennium Trust FBO Mark Glasgold
Amount Invested: $50,000.00
Transaction type: Convertible Note
Issue date: 6/21/2018
Outstanding principal plus interest: $50,000.00 as of —
Interest rate: 2.0% per annum
Discount: 30.0%
Converted: Yes
Valuation cap: $15,000,000.00
Relationship: Account Controlled by Chair, Mark Glasgold

Name: Graham Anderson
Amount Invested: $25,000.00
Transaction type: Convertible Note
Issue date: 8/14/2018
Outstanding principal plus interest: $25,000.00 as of —
Interest rate: 2.0% per annum
Discount: 10.0%
Converted: Yes
Valuation cap: $25,000,000.00
Relationship: Officer

Name: Robert Glasgold & Jean Goh
Amount Invested: $50,000.00
Transaction type: Convertible Note
Issue date: 8/14/2018
Outstanding principal plus interest: $50,000.00 as of —
Interest rate: 2.0% per annum
Discount: 10.0%
Converted: Yes

Valuation cap: $25,000,000.00
Relationship: Brother and Sister in Law of Chair, Mark Glasgold

Name: R. Chad McClennan
Amount Invested: $30,000.00
Transaction type: Convertible Note
Issue date: 8/14/2018
Outstanding principal plus interest: $30,000.00 as of —
Interest rate: 2.0% per annum
Discount: 10.0%
Converted: Yes
Valuation cap: $25,000,000.00
Relationship: CEO

Name: Glasgold Risk Management
Amount Invested: $100,000.00
Transaction type: Convertible Note
Issue date: 8/14/2018
Outstanding principal plus interest: $100,000.00 as of —
Interest rate: 2.0% per annum
Discount: 10.0%
Converted: Yes
Valuation cap: $25,000,000.00
Relationship: Company controlled by Chair, Mark Glasgold

Name: 2000 Graham DS Anderson Children's Trust
Amount Invested: $25,000.00
Transaction type: Convertible Note
Issue date: 8/14/2018
Outstanding principal plus interest: $25,000.00 as of —
Interest rate: 2.0% per annum
Discount: 10.0%
Converted: Yes
Valuation cap: $25,000,000.00
Relationship: Trust for children of officer, Graham Anderson

Name: Kara Glasgold
Amount Invested: $150,000.00
Transaction type: Convertible Note
Issue date: 11/20/2016
Outstanding principal plus interest: $150,000.00 as of —
Interest rate: 2.0% per annum
Discount: 30.0%
Converted: Yes
Valuation cap: $15,000,000.00
Relationship: Spouse of Chair, Mark Glasgold

Name: R. Chad McClennan
Amount Invested: $100,000.00
Transaction type: Convertible Note
Issue date: 12/29/2017
Outstanding principal plus interest: $100,000.00 as of —
Interest rate: 2.0% per annum
Discount: 30.0%
Converted: Yes
Valuation cap: $15,000,000.00
Relationship: CEO

Name: Robert Glasgold

Name: Robert Glasgold
Amount Invested: $60,000.00
Transaction type: Convertible Note
Issue date: 12/29/2017
Outstanding principal plus interest: $60,000.00 as of —
Interest rate: 2.0% per annum
Discount: 30.0%
Converted: Yes
Valuation cap: $15,000,000.00
Relationship: Brother of Chair, Mark Glasgold

Name: Millennium Trust FBO Kara Glasgold
Amount Invested: $48,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $48,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Trust for spouse of Chair, Mark Glasgold

Name: William Hulbert
Amount Invested: $75,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $75,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Officer

Name: Amy Fowler
Amount Invested: $43,595.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $43,595.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Officer

Name: Graham Anderson
Amount Invested: $25,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $25,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Officer

Name: 2000 Graham DS Anderson Children's Trust
Amount Invested: $25,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $25,000.00 as of —

Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Trust for children of officer, Graham Anderson

Name: Kingdom Trust FBO R. Chad McClennan
Amount Invested: $150,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $150,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Trust for CEO, R. Chad McClennan

Name: Kara Glasgold
Amount Invested: $52,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $52,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Spouse of Chair, Mark Glasgold

Name: Robert Glasgold & Jean Goh
Amount Invested: $50,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $50,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Brother and Sister-in-law of Chair, Mark Glasgold

Name: Millennium Trust FBO Mark Glasgold
Amount Invested: $50,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $50,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: Trust for Chair, Mark Glasgold

Name: KMed Investments LC
Amount Invested: $1,000,000.00
Transaction type: Convertible Note
Issue date: 4/28/2021
Outstanding principal plus interest: $1,000,000.00 as of —
Interest rate: 2.0% per annum
Discount: 20.0%
Converted: Yes
Valuation cap: $48,000,000.00
Relationship: >20% Shareholder

Relationship: >20% Shareholder

Name: Graham Anderson
Amount Invested: $25,000.00
Transaction type: Convertible Note
Issue date: 12/30/2021
Outstanding principal plus interest: $25,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Officer

Name: 2000 Graham DS Anderson Children's Trust
Amount Invested: $25,000.00
Transaction type: Convertible Note
Issue date: 12/30/2021
Outstanding principal plus interest: $25,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Trust for Children of Officer, Graham Anderson

Name: KMed Investments LC
Amount Invested: $500,000.00
Transaction type: Convertible Note
Issue date: 12/30/2021
Outstanding principal plus interest: $500,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: >20% Shareholder

Name: 2000 Graham DS Anderson Children's Trust
Amount Invested: $25,000.00
Transaction type: Convertible Note
Issue date: 12/19/2022
Outstanding principal plus interest: $25,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Trust for Children of Officer, Graham Anderson

Name: Kara Glasgold
Amount Invested: $50,000.00
Transaction type: Convertible Note
Issue date: 12/19/2022
Outstanding principal plus interest: $50,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Spouse of Chair, Mark Glasgold

Name: Robert Glasgold
Amount Invested: $40,000.00
Transaction type: Convertible Note

Transaction type: Convertible Note
Issue date: 12/19/2022
Outstanding principal plus interest: $40,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Brother of Chair, Mark Glasgold

Name: Kingdom Trust FBO R. Chad McClennan
Amount Invested: $350,000.00
Transaction type: Convertible Note
Issue date: 12/19/2022
Outstanding principal plus interest: $350.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Trust for CEO, R. Chad McClennan

Name: William E. Peterson Revocable Trust
Amount Invested: $50,000.00
Transaction type: Convertible Note
Issue date: 12/19/2022
Outstanding principal plus interest: $50,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Trust for principal of >20% shareholder KMed Investments LC

Name: Millennium Trust FBO Mark Glasgold
Amount Invested: $100,000.00
Transaction type: Convertible Note
Issue date: 12/19/2022
Outstanding principal plus interest: $100,000.00 as of —
Interest rate: 2.0% per annum
Discount: 25.0%
Converted: Yes
Valuation cap: $45,000,000.00
Relationship: Trust for Chair, Mark Glasgold

Name: Mark Glasgold
Amount Invested: $175,000.00
Transaction type: Convertible Note
Issue date: 8/20/2025
Outstanding principal plus interest: $175,000.00 as of —
Interest rate: 14.0% per annum
Discount: 0.0%
Converted: Yes
Uncapped note: Yes
Relationship: Chair

Name: Robert Glasgold
Amount Invested: $100,000.00
Transaction type: Convertible Note
Issue date: 8/20/2025
Outstanding principal plus interest: $100,000.00 as of —
Interest rate: 14.0% per annum
Discount: 0.0%

Converted: Yes
Uncapped note: Yes
Relationship: Brother of Chair, Mark Glasgold

Name: Mark Glasgold
Amount Invested: $25,000.00
Transaction type: Loan
Issue date: 12/23/2025
Outstanding principal plus interest: $28,082.00 as of 8/30/2026
Interest rate: 18.0% per annum
Maturity date: 12/31/2027
Outstanding: Yes
Current with payments: Yes
Relationship: Board member

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology. The Company's breast and thyroid ultrasound image analysis and decision software is a registered device with the FDA and is protected by fifteen US and international patents and several pending patents related to image processing and machine learning for radiology

Milestones

Koios Medical, Inc. was incorporated in the State of Delaware in April 2011.

Since then, we have:

- Global Traction Accelerating. Triple Digit Adoption Trajectory.
- FDA-Cleared, Reimbursement Eligible, Multi-indication for Ultrasound + AI; One-of-A-Kind Solution.
- Named A “World’s Best Digital Health Company” by Newsweek in 2024
- Led by Team of Pioneers in Radiology + AI from Yale, UPenn, RadNet, iCAD, Intelerad, GE & Siemens
- 1,000+ Hospitals Across 30+ Countries Use Koios Software. Achieve Superhuman Accuracy, Often 98%+
- Trusted by Mass General, Mayo, Yale, Cleveland Clinic, Mt. Sinai, Sloan Kettering, SimonMed & more.
- $2B+ Global Market Opportunity in Cancer Diagnostics. Poised to Become Ultrasound Standard of Care.

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2025, the Company had revenues of $1,620,593 compared to the year ended December 31, 2024, when the Company had revenues of $637,331. Our gross margin was 81.91% in fiscal year 2025, and 58.1% in 2024.

Assets. As of December 31, 2025, the Company had total assets of $753,413, including $168,058 in cash. As of December 31, 2024, the Company had $369,719 in total assets, including $46,425 in cash.

Net Loss. The Company has had net losses of $2,687,228 and net losses of $4,761,652 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

Liabilities. The Company's liabilities totaled $2,755,120 for the fiscal year ended December 31, 2025 and $1,968,362 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,581,092 in debt, $25,413,944 in equity, $13,720,751 in convertible notes, and $249,611 via the exercise of stock options.

We have substantially exceeded the minimum amount of the raise for this Offering and plan to extend this offering past the initial closing date due to demand resulting in oversubscription. Our projected runway has extended to greater than 3 months and may extend further as sales continue and additional Regulation CF financing is obtained.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any sources of capital other than from this fundraising and from operations in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital after the conclusion of this offering. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Koios Medical, Inc. cash in hand is $1,060,637 as of September 22, 2026. For Q2 2026, revenues have averaged $160,066/month, cost of goods sold has averaged $20,140/month, and operational expenses have averaged $342,445/month, for an average net loss of $202,518 per month. Our forecast is to reach cash flow positive in 6 to 9 months and profitable in 2027.

The Company expects its revenues to grow from its current levels to $250,000 per month or more in the next 6 months. At the same time, we expect our expenses to be relatively flat in the range of $350,000 per month for the next 6 months. Due to the nature of the Company's business model - Software As A Service with annual subscription fees paid up front, the Company expects its monthly cash needs may not be as significant as the differential between revenues and expenses might imply.

The Company is not profitable today. We expect to become profitable in 2027. We believe with the current rate at which customers are converting that ~$2.6M in Regulation CF funding may be sufficient to bridge the Company from our current cash deficit to a cash neutral/cashflow positive position.

The company has significant receivables which we expect to be paid during the campaign and the ability to draw upon revolving debt financing from current investors if needed.

All projections in the above narrative are forward-looking and not guaranteed.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **R. Chad McClennan**, certify that:

(1) the financial statements of Koios Medical, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Koios Medical, Inc. included in this Form reflects accurately the information reported on the tax return for Koios Medical, Inc. filed for the most recently completed fiscal year.

R. Chad McClennan

R. Chad McClennan
President and CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
  A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  C. engaging in savings association or credit union activities? ☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to

the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

---

33. Once posted, the annual report may be found on the issuer's website at:

https://koiosmedical.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Koios Early Bird Subscription Agreement 2026
- Koios Subscription Agreement 2026
- SPV Subscription Agreement - Early Bird
- SPV Subscription Agreement

Appendix C: Financial Statements

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Ajit Jairaj
- Christine Li Shuling
- Graham Anderson
- Gregory Moran
- J. Omar Partida
- John Walker
- Jonathan Robinson
- Mark Glasgold
- R. Chad McClennan
- William Hulbert

Appendix E: Supporting Documents

- ttw_merged_comms
-

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
  Koios Early Bird Subscription Agreement 2026
  Koios Subscription Agreement 2026
  SPV Subscription Agreement - Early Bird
  SPV Subscription Agreement
Appendix C: Financial Statements
  Financials 1

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Koios Medical, Inc.

By

Chad McClennan

President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Chad McClennan

President & CEO
9/24/2026

Graham Anderson

CFO
9/24/2026

Gregory S. Moran

Director
9/24/2026

Mark Glasgold

Chairman of board
9/24/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.